MATERIAL FACT




Brasilia, December 24, 2002 - Telemig Celular Participacoes S.A. (NYSE: TMB;
BOVESPA: TMCP3 (ON)/TMCP4 (PN)), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, informed today that the Extraordinary Shareholders Meeting held on December 19, 2002, approved changes in the Company By-Laws in order to adjust it to the provisions of the
Article 17 of Law 6,404/76, pursuant to the alterations introduced by Law 10,303/2001.

According to the Shareholders Meeting the adjustment was introduced in the article 11 of the By-Laws, in order to grant to preferred shareholders the right as set forth in the Item I of the 1st Paragraph of Article 17 of Law 6,404/76, pursuant to the new wording provided by Law 10,303/01; or the right which is currently granted by the By-Laws - considered, for this purpose, the one which represents the higher value, pursuant the Minute that is under registration process at the Board of Trade (Junta Comercial) of Distrito Federal.


Joao Cox Neto
CFO and Investor Relations Officer